MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Diana R. Gonzalez Associate General Counsel Jackson National Asset Management, LLC
DATE:	July 26, 2016
SUBJECT:	Response to Comments to the Registration Statement filed on Form N-1A on June 8, 2016 for JNL Series Trust ("JNLST" or "Registrant") File Nos: 33-87244 and 811-8894 (the "Registration Statement")

This memorandum addresses the U.S. Securities and Exchange Commission staff's ("Commission" and "Commission Staff," as appropriate) comments received via telephone on July 19, 2016 to the Registration Statement.

The comments are repeated below in italics, with responses immediately following.

1.	General Comments

a.	Given that shareholders may find the supplement format of the Registration Statement confusing, please refile the Registration Statement, pursuant to Rule 485(a), in a different format that will be less complicated for shareholders to understand.

RESPONSE:  In response to Commission Staff's comments, the Registrant agrees to refile the Registration Statement, pursuant to Rule 485(a).

b.	Please confirm that information will be provided for all blank items in the statutory prospectus and statement of additional information.

RESPONSE:  The Registrant confirms that information will be provided for all blank items in a subsequent amendment to the Registration Statement before the proposed effective date of this Amendment, pursuant to Rule 485(b), as applicable.

It is the Registrant's intention to respond fully to the Commission Staff's comments, and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9721.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Dr., Suite 1200   Chicago, IL  60606   Phone: (312) 730-9721   Fax: (312) 236-3911  email: diana.gonzalez@jackson.com